Exhibit 12

                [LETTERHEAD OF LIBERATION INVESTMENT GROUP, LLC]

July 21, 2005

Independent Directors of the Board of
      Bally Total Fitness Holding Corporation
8700 West Bryn Mawr - 2nd Floor
Chicago, IL  60631

Dear Independent Directors:

We were astounded by your response to our letter dated July 18, 2005. While we can agree to disagree as to whether or not the CEO should be replaced at this time, we were shocked by the unprofessional tone your letter assumed by launching a personal attack on a representative of one of the Company's largest shareholders. Our sole purpose in writing our letter was to express our views on how the Company can best maximize the value of Bally Total Fitness for all shareholders.

Indeed one of your independent directors, Marilyn Seymann, in her book, The Governance Game, encourages investors to make their opinions known to boards and not to be apathetic.

      "If governance is ever going to have any meaning, the owners of the company will have to act like owners."

She even suggests that investors who fail to make their opinions known to boards are asking for trouble. She does not qualify that such opinions must concur with those of the current management and board of the company. Further, we found it quite surprising that another independent director, John Rogers, who runs Ariel Capital Management, a large institutional investment management company, would find a large investor speaking his mind to the board reason to stoop to a personal attack.

The final paragraph of your letter was laced with innuendo and factual misstatements. Mr. Pearlman served only as an outside advisor to the Company on a limited number of specific transactions, not as the chief executive. To attribute the decline in Bally stock to him is ludicrous. In addition, the acquisitions to which you allude were considered good deals at the time, were fully vetted by management and each transaction was approved by the Board. Some of you personally approved those deals. The key to any transaction's success is the subsequent execution, which was not under Mr. Pearlman's purview at any time. I wonder if the independent board members are aware of the fact that Paul Toback, on behalf of the Company, personally retained Mr. Pearlman during the first six months of 2003. The Company's compensation committee at the time, three members of which continue to serve on the Company's board today, approved his retention by Mr. Toback. We have found that in professional business dealings it is better to deal in fact rather than innuendo.

Liberation continues to believe that the capital markets have lost confidence in the current CEO, and we do not find this surprising in light of the fact that for two of the years for which you are restating

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financials Mr. Toback served as the CEO of the Company and personally signed and certified those financial statements under Sarbanes-Oxley.

Please know that we remain committed to expressing our views and pressing the Company to make any and all changes necessary to maximize shareholder value. We are mindful that the Company is in the midst of a new turnaround plan. Yet, Liberation continues to believe that the board should begin a search to replace the existing CEO. We also do not understand your unwillingness to accept your largest single shareholder's proposal to have its representative join the board to assist the Company in its efforts to maximize shareholder value. We respectfully request the opportunity to present our case to the independent board so that you may fully understand our reasoning and hope we can move forward in a more productive, professional manner.

Very truly yours,


/s/ Gregg Frankel
-----------------------
Gregg Frankel
President